1 Directors' Remuneration Report 2025 This directors’ remuneration report (including the directors’ remuneration policy set out within it) has been prepared as a standalone document and supersedes the directors’ remuneration report contained at pages 41 – 58 (inclusive) of Klarna Group plc’s annual accounts for the year ended 31 December 2025. This standalone report will be filed with the UK registrar of companies following the Company’s 2026 annual general meeting and will form part of the 6-K filing to the US Securities and Exchange Commission of the AGM materials.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom Statement from the Chair of the Remuneration & Nomination Committee Dear Shareholder, On behalf of the Remuneration and Nomination Committee (the "Committee"), I am pleased to present the Directors' Remuneration Report for the year ended 31 December 2025. This is Klarna Group plc's first Directors' Remuneration Report as a quoted company following the successful listing of its ordinary shares on the New York Stock Exchange. 2025 was a landmark year for Klarna. The Group completed its IPO on 10 September 2025, with ordinary shares now traded on the NYSE under the ticker "KLAR". The year marked the completion of the first phase of Klarna's strategic journey — building a scaled global payments network — and the acceleration of its second phase: converting that network into a global digital bank through cards, savings and point of sale instalments / Fair Financing. The Group delivered strong top-line growth. Full year total revenue grew 25% to $3,509 million, with Q4 representing Klarna's first billion-dollar revenue quarter at $1,082 million, up 38% year-on-year and above guidance. U.S. revenue grew 58% year-on-year in Q4. Full year GMV reached $128 billion (+21%), with Q4 GMV of $38.7 billion (+32%) also exceeding guidance. Strategic product adoption accelerated materially in the second half of the year. Point of sale instalments / Fair Financing GMV grew 165% year-on-year in Q4, reaching 193% in December. The Klarna Card reached 4.2 million active users, with Card GMV growing 209% in Q4 and the Card now representing 15% of total transactions. Most engaged banking consumers grew 101% year-on-year to 15.8 million, generating $107 in revenue per user — more than three times the base population. This growth came with a near-term impact on reported margins. Full year adjusted operating profit was $65 million and the Group recorded a net loss of $273 million. Point of sale instalments / Fair Financing requires upfront provisioning for expected credit losses at origination while interest income accrues over the life of the loan; faster-than-expected adoption therefore temporarily defers reported profitability. Importantly, delinquency rates remain stable, with provision for credit losses declining to 0.65% of GMV in Q4, down 7 basis points quarter-on-quarter, and charge-off performance within expected ranges. Operating discipline was maintained throughout. Since Q4 2022, revenue has grown 104% while operating expenses have decreased 8%. Revenue per employee reached $1.24 million, up 3.6 times since 2022, while headcount is down 49%, with compensation per employee simultaneously increasing. The major remuneration decisions taken during the year were as follows: Adoption of the 2025 Omnibus Incentive Plan. On 27 June 2025, the Company adopted the Klarna Group plc 2025 Omnibus Incentive Plan (the "Omnibus Plan"), which serves as the primary share incentive plan for employees and third-party contributors following the IPO. The Omnibus Plan provides for a range of award types including share options, restricted share units ("RSUs"), performance awards and other share-based instruments. Share option awards to executive directors. During 2025, the Board granted options to acquire 8,834,736 ordinary shares to members of the Company's management team, and a further 108,960 ordinary shares to certain executive officers and directors. 2 2

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 3 Class C share option award to the Chief Executive Officer. In connection with the IPO, the Company introduced a multi-class share structure comprising ordinary shares (one vote, full economic rights), Class B shares (ten votes, no economic rights), and Class C shares reserved for Mr Siemiatkowski and related parties (ten votes, dividends at half the ordinary rate). Class C share issuance is capped so that the voting rights of all Class C shares outstanding cannot exceed 15% of total voting rights immediately prior to the IPO. The Board granted 17,505,672 Class C share options to Sebastian Siemiatkowski, Co-Founder and CEO, vesting over a four-year period at a weighted average exercise price of $45.8. Two Class C share options entitle Mr Siemiatkowski to elect, at his discretion, to receive either one ordinary share or two Class C shares upon exercise. The Board also amended the terms of options previously granted to Mr Siemiatkowski to allow for exercise into 2,941,236 Class C shares (or 1,470,618 ordinary shares). Board and Committee composition changes. During the year, the Board was strengthened with two new non-executive director appointments: Markus Villig (Co-Founder and CEO of Bolt Technology OÜ) joined the Board in February 2025, and Mateusz Staniszewski (Co-Founder and CEO of ElevenLabs Inc.) joined in May 2025. Additionally, Niclas Neglén (Chief Financial Officer) was appointed as an executive director in February 2025. The following changes to remuneration arrangements occurred during 2025: Changes to Executive Remuneration Ahead of the Company's listing, and with a view to retaining our executive directors and attracting and retaining top talent across the organisation, the Committee undertook a review of executive remuneration to ensure it appropriately reflected the increased remit and responsibilities associated with being a publicly listed company. As a result, salaries were adjusted to align with market practice for comparable listed businesses. In undertaking this review, the Committee was supported by independent advisers: Semler Brossy as well as Compensia provided independent compensation benchmarking analyses and advice in relation to directors’ remuneration. Both advisers were appointed by the Committee, had no other connection with the Company or any individual director during their respective periods of engagement, and the Committee is satisfied that the advice received from each was objective and independent. Share subdivision. In March 2025, the Board approved a 1-for-12 share subdivision of the Company's ordinary shares, effected on 6 March 2025. This subdivision affected the number of shares underlying all existing and future equity awards, and all per-share figures and award numbers have been retrospectively adjusted to reflect the subdivision throughout this report. Capital reduction and distributable reserves. In September 2025, the Company completed a capital reduction creating distributable reserves of approximately $4.6 billion, reallocated from share capital and additional paid-in capital to retained earnings. This transaction had no impact on total equity, profit or loss, or cash flows, but is relevant to the future ability to pay dividends and the operation of certain equity award arrangements. Repurchase of legacy warrants. During 2025, the Company, through Klarna Bank AB, repurchased an aggregate of 1,267,752 legacy warrants to acquire Klarna Holding AB ordinary shares held by employees and management. Of the repurchased warrants, 17,500 were held by members of the Company's management team. The Committee is satisfied that the remuneration arrangements in place during 2025 appropriately support the Group's strategy, are aligned with shareholders' long-term interests, and are consistent with the requirements of applicable legislation and the Group's remuneration policy. I welcome any dialogue with shareholders on remuneration matters. Yours faithfully, Omid Kordestani Chair, Remuneration and Nomination Committee Klarna Group plc, 27 May 2026

Directors' Remuneration Policy 4

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom A. Legal Basis and Scope 5 5 B. Remuneration Policy — Executive Directors This Directors’ Remuneration Policy (the “Policy”) has been prepared by the Remuneration and Nomination Committee (the “Committee”) of Klarna Group plc (the “Company” or “Klarna”) and approved by the Board of Directors of the Company. It is submitted for binding shareholder approval at the Annual General Meeting to be held on 22 June 2026 (the “2026 AGM”). This is the Company’s first Directors’ Remuneration Policy. This Policy will be in force for three years, unless replaced earlier by a revised policy approved by shareholders. As an EU-authorised credit institution, Klarna Bank AB (publ) (“Klarna Bank”), the main operating entity and its subsidiaries within Klarna Group, is subject to mandatory remuneration rules under EU banking law (CRD/EBA Guidelines) and Swedish Financial Supervisory Authority regulations. These rules apply throughout the Klarna Group, with Klarna Group plc responsible for ensuring compliance across all entities. Under these rules, all employee compensation must be clearly designated as either fixed or variable. Fixed compensation — whether delivered as base salary or equity — must be unconditional and cannot be subject to performance conditions, subsequent adjustment, or clawback. Variable compensation, which is performance-related, is subject by applicable banking remuneration rules to deferral over multiple years, risk-adjustment, and malus, clawback and/or recoupment provisions, meaning it can be reduced or recovered if circumstances require. Klarna's remuneration structures have been designed to comply fully with these obligations, including amongst others the maximum ratio between variable and fixed compensation of 1:1, while enabling the Group to remain competitive in attracting and retaining top talent. This section applies to any Executive Director of the Company. Currently, the Executive Directors are Sebastian Siemiatkowski (Co-Founder and CEO) and Niclas Neglén (Chief Financial Officer). This Policy will apply equally to any future Executive Directors appointed to the Board. The Company’s and the Committee’s overarching objective is to provide a total remuneration package for Executive Directors that: (i) enables the Company to retain the highest calibre executive talent from the global technology and financial services sectors in which Klarna competes; (ii) aligns executive reward strongly with the creation of long-term shareholder value; (iii) is appropriately weighted towards variable, equity-based pay; (iv) avoids excessive risk-taking or short-term profit maximisation that could undermine the Company’s long-term objectives or its obligations as the ultimate holding company of regulated entities such as an EU-authorized credit institution; and (v) remains compliant and consistent with the requirements of applicable law including, where relevant, EU and Swedish banking remuneration regulations applicable to Klarna Bank.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 6 6 Element Detail B.1.1 Base Salary Purpose and link to strategy To provide competitive fixed cash remuneration reflecting the scope and responsibilities of the role and enabling recruitment and retention of executive talent from global technology and financial services markets. Operation Base salary is paid monthly in cash. It is normally reviewed annually by the Committee, with any changes normally effective from 1 January of the following year. In reviewing salary, the Committee takes into account: (i) general market salary movements; (ii) salary levels for comparable roles in the Company’s peer group of global technology and fintech companies; (iii) the performance of the Company and of the individual; and (iv) any change to the scope or responsibilities of the role. Maximum There is no defined maximum base salary. Increases will normally be in line with the increase awarded to the wider workforce unless the Committee determines that exceptional circumstances apply. Performance conditions None. Base salary is a fixed element of remuneration. B.1.2 Fixed Equity Award Purpose and link to strategy To provide ongoing alignment between executive and shareholder interests through share-based compensation, consistent with the compensation structures of the US-listed technology companies against which Klarna competes for executive talent. Fixed Equity is not performance-linked in accordance with EBA guidelines but serves to align director and officer interests with those of shareholders over the medium to long term through the applicable vesting schedule and holding restrictions. Operation Each Executive Director is eligible to receive an annual Fixed Equity award under the Klarna Group plc 2025 Omnibus Incentive Plan (the “Omnibus Plan”) or any successor plan. Fixed Equity awards are made at the election of each eligible director normally in one of the following forms: (a) share options exercisable at the grant date; (b) vested shares; or (c) for CEO only, Class C Share Options granted pursuant to a standalone award agreement or under Plan C of the Omnibus Plan (with each two Class C Share Options entitling the holder to elect to receive either one ordinary share or two Class C Shares on exercise). Fixed Equity awards normally vest upon grant and normally contain holding restrictions where structured as time-based option or share grants. Awards are not subject to performance conditions. Maximum The maximum grant-date value of the annual Fixed Equity Award to any individual Executive Director is 650% of base salary. Performance conditions None. Fixed Equity award is a fixed element of remuneration. Malus and clawback None. Fixed Equity award is a fixed element of remuneration and not subject to malus and clawback or to the Company’s formal Compensation Recoupment Policy. B.1 Fixed Compensation Executive Directors’ remuneration package is designed to be competitive with US standards reflecting our global coverage, the location of our biggest competitors for executive and other talent, and our listing on the New York Stock Exchange.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 7 Element Detail Purpose and link to strategy To incentivise sustained long-term value creation and align executive reward with shareholder experience over a multi-year period. Variable Equity is performance-based in its design and purpose: it is linked to the long-term growth of shareholder value over a vesting period. Operation Each Executive Director is eligible to receive an annual Variable Equity award under the Omnibus Plan. Awards are made at the election of each eligible director normally in one or more of the following forms: (a) share options, granted with an exercise price determined by external market valuation based on the market value of the Company’s ordinary shares on the date of grant; (b) Restricted Share Units (“RSUs”), vesting into ordinary shares on the applicable vesting date; or (c) for CEO only, Class C Share Options granted pursuant to a standalone award agreement or under Plan C of the Omnibus Plan (with each two Class C Share Options entitling the holder to elect to receive either one ordinary share or two Class C Shares on exercise). Variable Equity awards normally vest at 25% per annum over a four-year period, subject to continued service. The Committee retains discretion to impose a post-vesting holding period on Variable Equity awards. Maximum The maximum grant-date gross value of the annual Variable Equity Award to any individual Executive Director is 100% of fixed compensation (comprising base salary and fixed equity awards). Performance conditions Variable Equity is performance-based in its design and purpose. The time-based vesting schedule is itself a performance and retention mechanism: value is delivered only where the participant remains committed to Klarna’s long-term success. For share option awards, no value is realisable unless and until the market price of a Klarna ordinary share exceeds the exercise price at the time of grant. The Committee may, for future award cycles, introduce specific financial or relative Total Shareholder Return (“TSR”) performance conditions on Variable Equity awards. Any such conditions, together with their weighting, targets, minimum levels of achievement and measurement period, will be described in the Annual Report on Remuneration for the relevant year as required. Vesting and holding period Variable Equity normally vests at 25% per annum over four years from the date of grant, subject to continued service. The Committee retains discretion to impose a post-vesting holding period following vesting. Malus and clawback Variable Equity awards are subject to malus and clawback as described in section B.4. B.2 Variable Equity Award Element Detail Purpose and link to strategy To enable the Executive Director to save for retirement on terms consistent with those available to the wider Klarna workforce in the relevant jurisdiction. Operation Executive Directors participate in the pension arrangements available in their home country, on the same basis as similarly situated employees in that country. The Group operates defined contribution pension plans only. Contributions are made to independent pension providers in accordance with the applicable plan rules or as cash payments in lieu of pension. Maximum The maximum employer pension contribution rate for any Executive Director will not exceed the contribution rate available to the wider workforce in the relevant jurisdiction for similarly situated employees. Performance conditions None. B.3 Pension

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 8 Element Detail Purpose and link to strategy To provide market-competitive benefits that support the Executive Director’s wellbeing, consistent with those available in the Executive Director’s home country. Operation Benefits provided to Executive Directors may include: private health, dental and vision coverage; life assurance; accident and disability insurance; employee assistance programmes; and other benefits available to the wider workforce in the relevant jurisdiction. Situation-specific benefits may also be provided where the Committee considers it appropriate, including but not limited to: tax return preparation and advice; directors’ and officers’ indemnification and insurance; home security arrangements; and, where relevant, international mobility support (including housing, immigration support and tax equalisation). The Committee retains discretion to introduce new benefits where introduced for the wider workforce or where otherwise in the Company’s interests. Maximum There is no overall maximum. The cost of benefits is set at a reasonable market level having regard to the nature of the role and the director’s home country. Performance conditions None. B.4 Benefits

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 9 B.5 Legacy arrangements The following arrangements were entered into before the adoption of this Policy. They will continue to be honoured in accordance with their original terms. All such arrangements are described in full in the Annual Report on Remuneration for the year ended 31 December 2025. Element Detail Class C Share Options - CEO On 5 March 2025, 17,505,672 Class C share options were granted to the CEO under Plan C of the Omnibus Plan. These options vest in equal annual instalments over four years and have a 4.5-year term. Two Class C share options entitle the holder to elect to receive either one ordinary share or two Class C shares. The average exercise price (expressed as the equivalent of one ordinary share) is approximately USD 91.80. Full details are disclosed in the Annual Report on Remuneration. The March 2025 grant described above is treated as a Legacy Arrangement under this Policy and will continue to vest and be settled in accordance with its original terms. Future grants of Class C Share Options, or awards on equivalent economic terms, to Executive Directors will be made under section B.1.2 (Fixed Equity Award) or section B.2 (Variable Equity Award) of this Policy (as elected by the relevant Executive Director), subject to the limits and provisions set out in those sections. The classification of any such future award as Fixed Equity or Variable Equity will depend on the terms of the award. Where awards of Class C Share Options are granted under Plan C of the Omnibus Plan, they are subject to the limits set out in Plan C, including (i) an annual limit of 1.5% of outstanding Shares on the last day of the immediately preceding fiscal year; and (ii) an aggregate limit such that the total votes attributable to Class C Shares do not exceed 15% of the aggregate votes that would have been eligible to be cast by all classes of shares immediately prior to the Company's IPO. Where C Share Options are granted pursuant to standalone award agreements outside Plan C, the Committee will apply equivalent limits. CFO Share Option and Vested Share Awards (March 2025) On 5 March 2025, the CFO was granted 1,364,964 ordinary share options at a weighted average exercise price equivalent to approximately USD 96.00 per share at the grant date exchange rate and 35,736 vested ordinary shares. These awards are disclosed in the Scheme Interests Awarded During the Year table in the Annual Report on Remuneration and will continue to vest and be exercisable in accordance with their original terms. Existing NED Equity Awards All awards made to Non-Executive Directors under the Omnibus Plan or any predecessor plan before the date of this Policy — as set out in the Scheme Interests Awarded During the Year table in the Annual Report on Remuneration — will continue to vest in accordance with their original terms. Repurchased Legacy Warrants During 2025, the Company (through Klarna Bank AB) repurchased an aggregate of 1,267,752 legacy warrants to acquire Klarna Holding AB ordinary shares held by employees and management. These repurchases occurred before the adoption of this Policy and are disclosed in the Annual Report on Remuneration. No further repurchases of legacy warrants by the Company are anticipated under this Policy. Annual Bonus For the year ended 31 December 2025, an annual bonus was determined in respect of the Executive Directors prior to the adoption of this Policy. No formal maximum bonus opportunity was set in advance for FY2025, reflecting the transitional nature of the Company’s first year as a quoted company and the fact that the Directors’ Remuneration Policy had not yet been approved by shareholders. The bonus was determined by the Committee with reference to the overall financial and operational performance of the Group during FY2025, exercising its judgment in the round as described in the Annual Report on Remuneration for the year ended 31 December 2025. The CEO (Sebastian Siemiatkowski) received a bonus of USD 0.3 million in respect of FY2025.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 10 C. Consideration of Pay Elsewhere in the Company C.1 Consideration of Pay Elsewhere in the Company The Committee takes into account pay and employment conditions across the wider Klarna workforce when setting executive remuneration. In particular: ● Base salary increases for Executive Directors are considered in the context of increases awarded to the broader Klarna employee population in the same period; ● Pension contribution rates for Executive Directors are aligned with those available to the wider workforce in the relevant jurisdiction; C.2 Committee Discretion The Committee will operate the annual bonus, the Omnibus Plan and any other incentive plans in accordance with the relevant plan rules and applicable law. The Committee retains discretion within the provisions of those rules and this Policy over a number of matters, including: ● who receives awards and the size of individual awards, within the Policy maxima; ● the setting, measurement and adjustment of performance conditions, targets and thresholds; ● All employees globally are eligible to participate in the Company’s Omnibus Incentive Plan, reflecting the Company’s commitment to broad-based equity ownership. The Committee does not formally consult with employees on the Directors’ Remuneration Policy. However, senior HR leadership regularly attends Committee meetings by invitation and provides information on workforce remuneration, employee sentiment and other relevant matters.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 11 C.3 Illustration of the Policy — Chief Executive Officer The charts below illustrate the potential total remuneration for the CEO (Sebastian Siemiatkowski) under four scenarios, based on current salary and the Policy maxima set out in Section B. These are illustrative only; actual outcomes will differ. Fixed Equity is shown at grant-date IFRS 2 fair value (650% of $3.3M base salary = $21.45M). This accounting value does not represent cash or value currently realisable. Variable Equity is shown at 100% of Fixed Compensation (base salary + Fixed Equity = $24.75M) for the maximum scenario. C.4 Illustration of the Policy — Chief Financial Officer The table below illustrates the potential total remuneration for the CFO (Niclas Neglén) under the same four scenarios, based on the CFO’s current base salary of USD 1,500,000 and the Policy maxima in section B. Fixed Equity shown at 650% of $1.5M base salary = $9.75M (IFRS 2 grant-date fair value). Variable Equity shown at 100% of Fixed Compensation (base salary + Fixed Equity = $11.25M) at 100% vesting.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom This section applies to all Non-Executive Directors. Non-Executive Directors do not participate in the annual bonus or Variable Equity awards and do not receive pension contributions. The components of Non-Executive Director remuneration are set out below. 12 D. Remuneration Policy — Non-Executive Directors Element Detail Purpose and link to strategy To provide fixed remuneration that reflects the time commitment and responsibilities of the Non-Executive Director role and that enables the Company to attract high-calibre Board candidates. Operation Non-Executive Directors receive an annual cash fee. Supplemental fees are payable for: (i) serving as Board Chair; (ii) serving as Senior Independent Director; (iii) membership of a Board Committee; and (iv) chairing a Board Committee. Fees are paid quarterly in arrears. Non-Executive Directors are reimbursed for reasonable travel, accommodation and other expenses properly incurred in connection with their duties. Such reimbursements are not remuneration for the purposes of this Policy or the Annual Report on Remuneration. Fee levels are determined by the Board (with the Non-Executive Directors recusing themselves from decisions on their own fees) by reference to market data for comparable roles and the expected time commitment. Fees are reviewed periodically. Maximum The maximum aggregate annual cash fees payable to all Non-Executive Directors (excluding Executive Directors) shall not exceed USD 5,000,000 in any financial year. This aggregate limit is set with headroom above current levels to accommodate future appointments and fee reviews. Performance conditions None. D.1 Fees Element Detail Purpose and link to strategy To align the interests of Non-Executive Directors with those of shareholders and to enable the Company to compete for high-calibre candidates consistent with US market practice for NYSE-listed companies. Operation Non-Executive Directors are eligible to receive annual equity awards under the Omnibus Plan normally in the form of share options (exercisable at grant-date market price, vesting over four years at 25% per annum) or RSUs (vesting over four years at 25% per annum), subject to continued service. Awards are not subject to performance conditions. The size and form of individual awards will be disclosed in the Annual Report on Remuneration for each year as required. Maximum Other than in exceptional circumstances, the maximum grant-date value of annual equity awards to any individual Non-Executive Director is USD 2,000,000 and the aggregate maximum grant-date value of all NED equity awards in any financial year is USD 15,000,000. Performance conditions None. NED equity awards are time-vested only. D.2 Equity Awards — Non-Executive Directors

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom E. Approach to Recruitment Remuneration 13 Element Detail General principle New executive and non-executive directors will be remunerated in accordance with the components and limits of this Policy. The Committee will seek to pay no more than it considers necessary to secure the required talent, taking into account any remuneration forfeited on leaving a previous employer. Maximum variable on recruitment The maximum variable remuneration opportunity (aggregate of annual bonus and Variable Equity Award) that may be offered to a new Executive Director on recruitment is 850% of base salary in the first year of appointment, excluding any buy-out award and Fixed Equity Award. Buy-out awards Where a newly recruited Executive Director forfeits remuneration from a previous employer as a result of joining Klarna, the Committee may make a one-time buy-out award to compensate for the forfeited remuneration on such basis and terms as the Committee considers appropriate in the circumstances. Buy-out awards may be made under the Omnibus Plan or, where necessary, outside it. Notice period on recruitment Initial contractual notice periods for new Executive Directors will not exceed 12 months, unless the Committee determines that exceptional circumstances apply.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom F. Service Contracts and Loss of Office 14 Element Detail Contract term Executive Directors are employed under service agreements of indefinite duration terminable by either party on the notice periods set out below. Notice period 12 months’ notice by the Company or by the Executive Director (or such shorter period as may be agreed for a specific individual). Where provided for in the relevant service agreement, the Company may at its discretion elect to make a lump sum payment in lieu of notice. Severance payment If the Company terminates an Executive Director’s employment, the Executive Director may, in addition to applicable notice, be entitled to a severance payment equal to up to 12 months’ base salary. Annual bonus on termination Good leaver: the Committee may at its discretion pay an annual bonus for the period of service in the relevant financial year, based on actual performance against the applicable targets, paid at the normal time. Payments will normally be pro-rated. Bad leaver (including termination for cause): no annual bonus is payable. Treatment of equity on termination Good leaver (including retirement, redundancy, ill-health, disability, death, or any other circumstance determined by the Committee): Unvested Variable Equity awards will normally continue to vest on the original schedule, subject to any applicable conditions and will normally be pro-rated for time served. The Committee retains discretion to accelerate vesting in exceptional circumstances. Post-termination restrictions Executive Directors are subject to post-termination obligations including confidentiality, non-competition (up to 12 months post-termination), non-solicitation obligations (up to 12 months post-termination). Where provided for in the relevant service agreement, the Company pays compensation during the non-competition period of up to 100% of the monthly base salary. Such compensation is not paid in the event that severance is paid. Benefits on termination The Company may, at the Committee’s discretion, continue health and other benefits for a limited period following termination, and may pay reasonable outplacement, legal or professional advisory costs. The Company may also pay amounts reasonably required to settle any legal claims. F.1 Executive Directors Element Detail Appointment Non-Executive Directors are appointed under letters of appointment, not service contracts. All directors are subject to annual re-election by shareholders at the AGM. Notice period Letters of appointment may be terminated on three months’ written notice by either party, or with immediate effect in the event of a material breach. Termination payment Non-Executive Directors have no entitlement to compensation on termination beyond fees accrued to the date of termination. No benefits or severance payments are made on removal or resignation. Treatment of equity If a Non-Executive Director ceases to serve before their annual equity award has vested, unvested awards will normally lapse. The Board retains discretion to determine that awards vest (in full or in part) in exceptional circumstances. F.2 Non-Executive Directors

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 15 G. Consideration of Shareholder Views The Committee values dialogue with the Company’s institutional shareholders and proxy advisory firms. As this is the Company's first Directors' Remuneration Policy, no shareholder views on a previous policy have been received. The Committee will consider any shareholder feedback received in connection with the 2026 AGM and will take such feedback into account in the implementation and any future revision of this Policy. H. Amendments to the Policy The Committee may make minor amendments to this Policy without obtaining prior shareholder approval, provided that: (i) the amendment is required to comply with applicable law or regulation; (ii) the amendment is made for regulatory, exchange control, tax or administrative purposes; or (iii) the amendment does not result in materially increased costs to the Company or materially increased benefits to any director. In all other cases, any material change to this Policy will require shareholder approval at a general meeting before taking effect. The Committee will consult with key shareholders and proxy advisory firms prior to proposing any material change.

Directors' Remuneration Report 2025 16

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom

Single Total Figure Remuneration Table

The following table sets forth information concerning the components of remuneration of the current members of our board of directors for the year ended 31 December 2025. As the Company listed during 2025, no comparable prior year data is provided.

(in $ millions)	Fixed	Variable	Fixed	Variable	Variable	Fixed	2025
	Salary	Bonus	Fixed Equity	Variable Equity	Other Benefits	Pension Expenses	Total
Directors							
Michael J. Moritz	$0.1	–	–	$1.5	–	–	$1.6
Roger W. Ferguson, Jr.	$0.2	–	$0.1	$0.2	–	–	$0.4
Lise Kaae	–	–	–	$1.5	–	–	$1.5
Omid R. Kordestani	$0.2	–	–	$0.2	–	–	$0.4
Andrew Reed	–	–	–	$1.5	–	–	$1.5
Sarah Smith	$0.2	–	–	$0.2	–	–	$0.4
Markus Villig	$0.1	–	–	$1.0	–	–	$1.1
Mateusz Staniszewski	$0.1	–	–	$1.0	–	–	$1.1
Sebastian Siemiatkowski	$3.3	$0.3	$19.0	$22.3	$0.1	$0.2	$45.1
Niclas Neglén	$1.5	–	$2.4	$4.2	–	–	$8.1
Total	$5.7	$0.3	$21.4	$33.5	$0.1	$0.2	$61.1

As this is the Company's first Remuneration Report, there is no year-on-year comparison. Comparative disclosure will be included in future years.

Expense Reimbursements

In addition to the remuneration disclosed in the table above, the Company reimburses directors for reasonable expenses incurred in the performance of their duties in the normal course of business. Such expenses include travel, accommodation and other incidental costs incurred in connection with attending Board and Committee meetings and carrying out their responsibilities as directors of the Company. Expense reimbursements are not considered to form part of directors' remuneration for the purposes of this report and are not included in the figures set out in the Single Total Figure Remuneration Table above.

Fixed and Variable Remuneration

Fixed Remuneration

Fixed remuneration comprises base salary, pension contributions and other benefits, together with Fixed Equity awards. Fixed Equity is awarded at the election of each eligible director in the form of either share options exercisable at grant date or vested shares, in both cases subject to holding restrictions for retention purposes. Fixed Equity is not subject to performance conditions but serves to align director and officer interests with those of shareholders over the medium to long term through the operation of the applicable holding period. For the year ended 31 December 2025, total Fixed Equity awarded to all directors and officers amounted to $21.4 million.

Klarna

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(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 18 Variable Remuneration Variable remuneration comprises Variable Equity awards. Variable Equity is performance-based in its design and purpose: it is linked to continued service and the long-term growth of shareholder value over a multi-year vesting period. Variable Equity awards vest at 25% per annum over a four-year period without the application of specific financial performance-linked targets; the time-based vesting schedule is itself considered a performance and retention mechanism, ensuring that value is delivered only where the participant remains committed to Klarna's long-term success. Variable Equity awards are made at the election of each eligible director in the form of share options or Restricted Share Units ("RSUs"). Share options are granted with an exercise price equal to the market value of the Company's ordinary shares on the date of grant. The number of ordinary shares receivable on exercise may be enhanced for certain senior awards to reflect the longer-term nature of the commitment and the level of seniority of the participant, as determined by the Remuneration and Nomination Committee. RSUs granted under the Omnibus Incentive Plan vest into ordinary shares in Klarna Group plc and, on vesting, may be subject to a withholding arrangement to settle the participant's tax liability in accordance with applicable law. The total gross value of the variable equity awards granted was determined by reference to the performance of the business over the relevant year. Whilst no specific performance metrics were set in advance, the Remuneration and Nomination Committee had regard to the overall financial performance of Klarna over 2025 in determining the relevant payout levels. For the year ended 31 December 2025, total Variable Equity awarded across all directors and officers amounted to $33.5 million. On a Group-wide basis, variable equity represented approximately 55% of total remuneration, reflecting the Board's commitment to a strongly performance-aligned pay structure. CEO Long-Term Incentive and Equity Alignment In 2025, the Remuneration and Nomination Committee approved the grant of 17,505,672 Class C share options to Sebastian Siemiatkowski, the Co-Founder and CEO, under the Plan C of the Omnibus Plan. These options vest in equal annual instalments over a four-year period. The weighted average exercise price, expressed as the equivalent of one ordinary share, is $91.8 — representing a substantial premium of approximately 130% to the IPO price of $40.00 per ordinary share at which Klarna listed on the New York Stock Exchange in September 2025. As of the date of this report, these options are materially out of the money and no value is realisable by Mr Siemiatkowski unless and until the ordinary share price exceeds the exercise price. This structure directly aligns the CEO's long-term incentive with the interests of shareholders who benefit from equivalent share price appreciation. Two Class C share options entitle the recipient to either one ordinary share or two Class C shares, at Mr Siemiatkowski's election. The acquisition of Class C shares upon exercise is subject to an annual limit of 1.5% of issued and outstanding ordinary shares as of the last day of the preceding fiscal year, and the total voting rights attributable to all outstanding Class C shares may not at any time exceed 15% of total voting rights outstanding immediately prior to the Company's IPO. As of the date of this report, no Class C shares have been issued. The equity compensation amounts reported in the Single Total Figure Remuneration Table reflect grant-date fair values calculated in accordance with IFRS 2 and do not represent cash compensation received by, or value currently realisable by, Mr Siemiatkowski. Vesting Schedule All equity awards — both Fixed Equity (to the extent subject to holding restrictions) and Variable Equity — are designed to create a long-term alignment between the interests of directors, executive officers and shareholders. Variable Equity under both the RSU Programme and the share option plans vests at 25% per annum over a four-year period, subject to continued service. This staggered vesting approach serves as a retention mechanism and ensures that realised value is proportionate to the participant's sustained contribution to Klarna's growth over time.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 19 Malus and Clawback All variable equity award agreements entered into under the Omnibus Incentive Plan — encompassing RSUs, share options and other share-based awards — include customary malus and clawback provisions. These provisions enable the Company to cancel unvested awards (malus) or require the reimbursement of vested or exercised awards (clawback) in the event of, amongst other circumstances: ● misconduct or a material breach of the Company's policies, rules or applicable laws and regulations; ● a material misstatement of the Company's financial results; or ● a material adverse effect on the Group's results of operations, financial condition or future prospects. These provisions apply to the extent permitted by applicable law and any relevant stock exchange rules, including the requirements of Section 10D of the Exchange Act and any rules promulgated thereunder. The existence of robust malus and clawback provisions reflects the Board's commitment to sound risk governance and its ability to respond to failures in conduct or financial performance by ensuring that variable pay outcomes remain appropriate in light of actual circumstances. Variable remuneration may also be unilaterally reduced or withdrawn prior to payment or vesting where the criteria underpinning the award are not met, or where the Group's performance, compliance record or risk profile warrants such action.

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 20 Total Shareholder Return The graph below shows the total shareholder return ("TSR") on a holding of the Company's ordinary shares from admission to trading on the New York Stock Exchange on 10 September 2025 to 31 December 2025, compared to a hypothetical holding of shares making up the NYSE Composite Index over the same period. The NYSE Composite Index has been selected as the broad equity market comparator on the basis that it represents the most appropriate measure of general market performance against which Klarna's TSR should be assessed, being the index of the exchange on which the Company's ordinary shares are listed and traded. TSR has been calculated assuming the reinvestment of dividends. No dividends were declared or paid by the Company during the period from admission to 31 December 2025. The graph has been prepared using a base value of 100 applied to the IPO price of $40.00 per ordinary share and to the closing level of the NYSE Composite Index on 10 September 2025, being the date of admission to trading. As Klarna Group plc was admitted to trading on the New York Stock Exchange on 10 September 2025, the graph covers only the period from the date of admission to 31 December 2025, being a period of approximately 113 days. The graph will be extended in subsequent years' Directors' Remuneration Reports until a five-year performance period has been accumulated. During the period from admission to 31 December 2025, the TSR on a holding of the Company's ordinary shares was -27.73%, reflecting a closing share price of $28.91 on 31 December 2025 against the IPO price of $40. Over the same period, the NYSE Composite Index returned approximately 3.33%, reflecting the broader market context in which the Company operated during its first partial year as a listed company. For the year ended 31 December 2025, being the first year in the relevant period, the CEO's total single figure of remuneration was $45.1 million. The CEO received a short-term incentive (annual bonus) of $0.3 million. No formal maximum bonus opportunity was set in advance for FY2025. It is therefore not possible to express the bonus outcome as a percentage of a pre-determined maximum opportunity. The CEO's Variable Equity awards vest on a time basis over four years and are not subject to financial or strategic performance conditions. As there is no performance-conditioned maximum opportunity against which a vesting outcome can meaningfully be expressed as a percentage, the long-term incentive percentage metric required for this section is not applicable for this period. This disclosure will be extended in subsequent Directors' Remuneration Reports.

(Incorporated and registered in England and Wales under company number 14467769)

Registered Office: 10 York Road, London SE1 7ND, United Kingdom

Scheme Interests Awarded During the Year

Director	Award Type	No. Granted	Grant Date	Exercise Price (wtd avg)	Face Value $'m	Vesting Period
S. Siemiatkowski	Class C Share Options	17,505,672	3/5/2025	450 SEK	297.6	4 years (graded 25% p.a.)
N. Neglén	Ordinary share options	1,364,964	3/5/2025	1,006.6 SEK	46.4	4 years (graded 25% p.a.)
N. Neglén	Vested shares	35,736	3/5/2025	NA	1.2	NA
M. Moritz	RSUs	37,500	9/11/2025	NA	1.6	4 years (graded 25% p.a.)
R. Ferguson Jr.	Ordinary share options	9,135	9/11/2025	$40.0	0.4	4 years (graded 25% p.a.)
R. Ferguson Jr.	Vested shares	1,373	12/1/2025	NA	0.0	NA
L. Kaae	Ordinary share options	91,352	9/11/2025	$40.0	3.9	4 years (graded 25% p.a.)
O. Kordestani	Ordinary share options	9,135	9/11/2025	$40.0	0.4	4 years (graded 25% p.a.)
A. Reed	Ordinary share options	91,352	9/11/2025	$40.0	3.9	4 years (graded 25% p.a.)
S. Smith	Ordinary share options	12,180	9/11/2025	$40.0	0.5	4 years (graded 25% p.a.)
M. Villig	Ordinary share options	60,901	9/11/2025	$40.0	2.6	4 years (graded 25% p.a.)
M. Staniszewski	Ordinary share options	60,901	9/11/2025	$40.0	2.6	4 years (graded 25% p.a.)

[6] Face value has been calculated by multiplying the number of awards granted by the closing market price of the Company's ordinary shares on the date of grant. For awards granted on 5 March 2025, a share price of $34.00 has been applied. For awards granted on 11 September 2025, a share price of $42.74 has been applied and for awards granted on 1 December 2025, a share price of $30.04 was applied. Face value does not represent the value realisable by the director or officer at the time of grant, nor does it take into account the exercise price payable on exercise of any share options or the probability of vesting.

Awards were made under the Klarna Group plc 2025 Omnibus Incentive Plan or, in the case of the CEO's Class C share options, pursuant to the applicable standalone award arrangement / Plan C. Executive Director option awards vest in four equal annual instalments of 25% over four years, subject to continued service. No separate financial performance conditions applied to the awards granted in FY2025. Vesting is based on continued service over the applicable vesting period and, on that basis, up to 100% of the award is capable of vesting. In the case of market-value share options, however, no economic value is realisable on exercise unless the market value of a Klarna ordinary share exceeds the exercise price at the time of exercise. For the CEO's Class C share options, two Class C options entitle the holder to elect to receive either one ordinary share or two Class C shares on exercise, subject to the terms of the award and the applicable limits described elsewhere in this report.

Pension Entitlements

The Group operates defined contribution pension plans only. Contributions are made to independent legal entities in accordance with fixed pension plans. The Group has no further obligation once contributions are paid. No directors have entitlements under defined benefit or cash balance arrangements; accordingly, the detailed disclosures required for defined benefit schemes are not applicable.

Payments to past directors

There were no payments to past directors made during the year.

Klarna

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(Incorporated and registered in England and Wales under company number 14467769)
Registered Office: 10 York Road, London SE1 7ND, United Kingdom

Payments for loss of office

There were no payments for loss of office made during the year.

Percentage change in the remuneration of directors and employees

As this is the Company's first Remuneration Report, there is no year-on-year comparison of directors' and employees' remuneration.

Relative importance of spend on pay

The following table shows total employee pay compared with shareholder distributions in 2025. Employee remuneration is deemed to exclude statutory and contractual social security expenses. No cash dividends were paid during the period. As this is the Company's first remuneration report, there is no year-on-year comparison.

	2025 $'m
Dividends in respect of reporting period	-
Total employee remuneration	417

Directors' Shareholding and Share Interests

Director	Shares Held at 31 Dec 2025	Shares Held at 31 Dec 2024	Vested, exercisable but Unexercised	Vested but not exercisable	RSUs vested (not exchanged into KG Plc shares)	Options Exercised
S. Siemiatkowski	24,651,816	24,912,816	4,101,804	–	–	–
N. Neglén	45,615	–	–	1,274,076	920	–
M. Moritz	–	–	–	–	–	–
R. Ferguson Jr.	76,939	69,276	–	4,836	–	–
L. Kaae	–	–	–	–	–	–
O. Kordestani	78,310	54,288	–	4,440	–	–
A. Reed	–	–	–	–	–	–
S. Smith	25,969	–	–	4,836	–	–
M. Villig	–	–	–	–	–	–
M. Staniszewski	–	–	–	–	–	–

Consideration of Remuneration Matters

The Remuneration and Nomination Committee considered directors' remuneration matters during 2025. Members throughout the year were:

Omid R. Kordestani – Chair (independent non-executive director)

Andrew Reed – Member (non-executive director)

Sir Michael J. Moritz – Member (non-executive director)

Sarah Smith – Member (independent non-executive director)

Klarna
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(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom At Klarna Bank AB level, following the discontinuation of the Remuneration Committee, the Board designated Omid R. Kordestani as Remuneration Oversight Director (ROD), responsible for preparing and presenting proposals to the Klarna Bank AB board on remuneration matters, including the Remuneration Policy and remuneration for members of the Group Management Team. The ROD conducts an annual independent evaluation of the Remuneration Policy and Klarna's remuneration system. External advisers to the Remuneration and Nomination Committee Semler Brossy provided compensation analysis and advice to the Committee in connection with directors' remuneration during the year ended 31 December 2025. Semler Brossy was appointed by the Committee. Semler Brossy had no other connection with the Company or any individual director during the period, and the Committee is satisfied that the advice received was objective and independent. Compensia provided benchmarking analysis and advice to the Committee in connection with directors' remuneration during the year ended 31 December 2024, which formed the basis for the directors’ remuneration structure during the year ended 31 December 2025. Compensia was appointed by the Committee. Compensia had no other connection with the Company or any individual director during the period, and the Committee is satisfied that the advice received was objective and independent. Implementation of Remuneration Policy in 2026 This section describes how the Committee intends to implement the Directors' Remuneration Policy (the "Policy") during the financial year ending 31 December 2026. 1. Executive Directors a. Base salary Following its annual review, the Committee determined that no changes to Executive Director base salaries are appropriate for FY2026.        b. Fixed equity In addition to base salary, each Executive Director receives an element of fixed compensation in the form of equity granted quarterly under the 2025 Omnibus Incentive Plan. For FY2026, the Committee determined that no changes to the annual fixed equity gross grant values are appropriate. Fixed equity is a contractual, non-discretionary element of the Executive Directors' remuneration package and is not subject to performance conditions. c. Benefits and pension The Executive Directors will continue to receive benefits and pension contributions in accordance with the Policy and on terms consistent with those available to the wider Klarna workforce in their respective home jurisdictions. The Committee determined that no changes are appropriate for FY2026. d. Variable equity Variable equity awards will be granted in respect of 2026 under the 2025 Omnibus Incentive Plan, within the limits and in accordance with the terms of the directors’ remuneration policy. 23

(Incorporated and registered in England and Wales under company number 14467769) Registered Office: 10 York Road, London SE1 7ND, United Kingdom 2. Non-Executive Directors a. Fees The fees payable to the Chairperson and Non-Executive Directors for FY2026 are unchanged from FY2025.  b. Equity Awards Each Non-Executive Director is eligible to receive an annual equity award under the Omnibus Plan with a grant-date value of up to USD 220,000. Awards vest over four years at 25% per annum, subject to continued service, and are not subject to performance conditions. The Committee intends to make awards on these terms in FY2026, consistent with the approach adopted in FY2025. Remuneration Program The aim of our remuneration program is to both support our ability to attract and retain global talent in every position at Klarna and promote equal and fair treatment, as well as to ensure that remuneration is aligned with efficient risk management and compliant with applicable laws and regulations. Our remuneration framework acknowledges the necessity of globally aligned, well-balanced, yet differentiated executive compensation structures tailored to support Klarna's global footprint. It emphasizes the importance of consistency with sound and efficient risk management practices, avoiding excessive risk-taking and short-term profit pursuits that could impede our long-term objectives. Additionally, where applicable, our remuneration program reflects the requirements of the Swedish banking regulations applicable to Klarna. Remuneration and Nomination Committee We have established a Remuneration and Nomination Committee, which supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of our board of directors and our executive officers. The committee may submit proposals to the board of directors on other compensation-related matters. Our Remuneration and Nomination Committee consists of Omid R. Kordestani, Andrew Reed, Sir Michael J. Moritz and Sarah Smith, with Omid R. Kordestani serving as chair. Shareholder Voting on Remuneration As Klarna Group plc was admitted to trading on the New York Stock Exchange on 10 September 2025, the Company has not yet held an Annual General Meeting as a quoted company at which a resolution to approve the Directors' Remuneration Report or the Directors' Remuneration Policy has been put to shareholders. Accordingly, no voting data is available for disclosure in this first report. The Directors' Remuneration Report for the year ended 31 December 2025 will be put to an advisory shareholder vote at the Company's first Annual General Meeting as a quoted company. The Directors' Remuneration Policy will also be put to a binding shareholder vote at that meeting in accordance with section 439A of the Companies Act 2006. This Directors' Remuneration Report was approved by the Board of Directors of Klarna Group plc on 27 May 2026. Boudien Moerman Company Secretary & Chief Legal Officer Klarna Group plc 27 May 2026 24